Filed by II-VI Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No.: 000-27999

Date: November 9, 2018

1.	What did II-VI announce?

•	We announced that we have entered into a definitive merger agreement to acquire Finisar, a global technology leader in optical communications.

•	This combination would unite two industry leaders with complementary capabilities and compatible cultures.

•	As a result of this combination, we expect our customers and partners to benefit from new and expanded market opportunities.

2.	Who is Finisar?

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Founded in 1988 and headquartered in Sunnyvale, California, Finisar is a leader in creating and delivering break-through technology and world-class products for optical communications with over 13,000 employees worldwide. It has R&D and manufacturing sites as well as sales and support offices around the globe.

•	Finisar provides components and subsystems to networking equipment manufacturers, data center operators, telecom service providers, consumer electronics and automotive companies.

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Like II-VI, Finisar has a long history of focusing on innovation, breakthrough solutions and competitive follow-through by manufacturing high quality products for customers. For additional information, please visit Finisar’s corporate website at LINK.

3.	Why is II-VI acquiring Finisar? How will this transaction benefit customers?

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This combination would unite two innovative, industry leaders with complementary capabilities and compatible cultures as well as long histories of focusing on innovation, breakthrough solutions and competitive follow-through by manufacturing high quality products for our customers.

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As a customer, you are our top priority. By bringing our teams together, we believe that we will be even better positioned to invest in a broad base of differentiated products built on industry-leading technology platforms across our end markets to meet your needs.

4.	When will the transaction close? What can I expect until then?

•	We expect the transaction to close in the middle of calendar year 2019.

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Until the transaction closes, II-VI and Finisar will operate as two separate and independent companies and our conduct will remain business as usual. You can expect to continue to experience the same quality products, services and support that you have come to rely on from II-VI.

•	As we bring our companies together, we look forward to sharing more about the benefits we believe this combination will create for our customers.

5.	Should I expect any changes to pricing or product offerings?

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Upon the completion of the transaction, we will have a larger portfolio of technologies and products to offer our customers and will be better positioned to address emerging opportunities driven by market megatrends.

•	While we are excited about this announcement, today is just the first step.

•	Until the transaction closes, we are operating as separate companies and nothing is changing in the near term as a result of this announcement, including offerings and pricing.

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We look forward to bringing together the strengths of our businesses and capitalizing on the opportunities inherent in this combination to meet your needs. As decisions are made, we will provide updates, as appropriate.

6.	Will any sales offices or manufacturing locations close as a result of the transaction?

•	It is very early in the process with many details to be determined. Until the transaction closes, II-VI and Finisar will operate as separate companies and our conduct will remain business as usual.

•	Over the coming months, we expect to build a planning team that will work to address how we can best utilize each other’s capabilities and bring our companies together.

•	But rest assured, our goal is to make this integration as seamless as possible for our customers.

7.	Will my point of contact change? Will there be any changes to how I interact with II-VI?

•	Until the transaction closes, II-VI and Finisar will operate as separate companies and our conduct will remain business as usual.

•	II-VI contacts will remain the same, and there will be no changes in how we work with customers outside of the ordinary course.

8.	Where can I find more information about the announcement?

•	You can find the press release that we issued today on our website.

•	We will continue to keep you updated through regular communications channels as we have additional information to share.

•	If you have additional questions, please do not hesitate to reach out to your II-VI Account Manager.

Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important factors that may cause such a difference include, but are not limited to: (i) the ability of II-VI and Finisar to complete the proposed transaction on the anticipated terms and timing or at all, (ii) the ability of the parties to satisfy the conditions to the closing of the proposed transaction, including obtaining required regulatory approvals, (iii) potential litigation relating to the proposed transaction, which could be instituted against II-VI, Finisar or their respective directors, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) the triggering of any third party contracts containing consent and/or other similar provisions, (vi) any negative effects of the announcement of the transaction on the market price of Finisar’s common stock and/or negative effects of the announcement or commencement of the transaction on the market price of II-VI’s common stock, (vii) uncertainty as to the long-term value of II-VI’s common stock, and thus the value of the II-VI shares to be issued in the transaction, (viii) any unexpected impacts from unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (ix)

inherent risks, costs and uncertainties associated with integrating the businesses successfully and achieving all or any of the anticipated synergies, (x) potential disruptions from the proposed transaction that may harm II-VI’s or Finisar’s respective businesses, including current plans and operations, (xi) the ability of II-VI and Finisar to retain and hire key personnel, (xii) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or foreign laws, rules or regulations, that could delay or prevent completion of the proposed transaction or cause the terms of the proposed transaction to be modified, (xiii) the ability of II-VI to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xiv) economic uncertainty due to monetary or trade policy, political or other issues in the United States or internationally, (xv) any unexpected fluctuations or weakness in the U.S. and global economies, (xvi) changes in U.S. corporate tax laws as a result of the Tax Cuts and Jobs Act of 2017 and any future legislation, (xvii) foreign currency effects on II-VI’s and Finisar’s respective businesses, (xviii) competitive developments including pricing pressures, the level of orders that are received and can be shipped in a quarter, changes or fluctuations in customer order patterns, and seasonality, (xix) changes in utilization of II-VI or Finisar’s manufacturing capacity and II-VI’s ability to effectively manage and expand its production levels, (xx) disruptions in II-VI’s business or the businesses of its customers or suppliers due to natural disasters, terrorist activity, armed conflict, war, worldwide oil prices and supply, public health concerns or disruptions in the transportation system, and (xxi) the responses by the respective managements of II-VI and Finisar to any of the aforementioned factors. Additional risks are described under the heading “Risk Factors” in II-VI’s Annual Report on Form 10-K for the year ended June 30, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2018 and in Finisar’s Annual Report on Form 10-K for the year ended April 29, 2018 filed with the SEC on June 15, 2018.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction (the “Form S-4”). While the list of factors discussed above is, and the list of factors to be presented in the Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither II-VI nor Finisar assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between II-VI and Finisar, II-VI and Finisar will file relevant materials with the SEC, including a registration statement on Form S-4 filed by II-VI that will include a joint proxy statement of II-VI and Finisar that also constitutes a prospectus of II-VI, and a definitive joint proxy statement/prospectus that will be mailed to shareholders of II-VI and stockholders of Finisar. INVESTORS AND SECURITY HOLDERS OF II-VI AND FINISAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by II-VI or Finisar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by II-VI will be available free of charge within the Investor Relations section of II-VI’s internet website at https://www.ii-vi.com/investor-relations/. Copies of the documents filed with the SEC by Finisar will be available free of charge on Finisar’s internet website at http://investor.finisar.com/investor-relations.

Participants in Solicitation

II-VI, Finisar, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of II-VI is set forth in its Annual Report on Form 10-K for the year ended June 30, 2019, which was filed with the SEC on August 28, 2018, and its definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 31, 2017. Information about the directors and executive officers of Finisar is set forth in its Annual Report on Form 10-K for the year ended April 29, 2018, which was filed with the SEC on June 15, 2018, and its definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.